JAMES MARITIME HOLDINGS, INC

February 28, 2025

Securities and Exchange Commission

Keira Nakada

Angela Lumley

Division of Corporation Finance Office of Trade & Services

Re: James Maritime Holdings Inc.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Quarterly Period Ended September 30, 2024

Response Dated January 31, 2025

File No. 000-21322

Dear Keira:

          Please see the attached responses to your comment letter dated February 14, 2015.

1.We have reviewed your response to prior comment 1 noting it does not appear to address our comment. Please revise your discussion to quantify the increase in revenue and cost of goods sold recognized through USS, quantify the decrease in overhead expenses that were included in cost of goods sold, and provide an example of your revised discussion for the quarterly period ended September 30, 2024.

In addition, please confirm that you will revise your discussions of results of operations to provide a similar level of detail in future filings, including amendments to Forms S-1, 10-K, and 10-Q.

General and Administrative, page 16

Response:

December 31, 2023 and 2022

Revenues

Our consolidated revenues increased from $4,063,122 in 2022 to $8,820,348 in 2023.   The total increase was $4,757,236 or 117%.

In 2023, of our consolidated revenues recorded, USS represented $8,386,607 (95%) as compared to $2,244,756 (55%) in 2022, an increase, period over period, related to USS of $6,141,851 or 274%.

Cost of Goods Sold

Our consolidated cost of goods sold increased from $3,213,604 in 2022 to $6,053,710 in 2023.  The total increase was $2,840,106 or 88%.

In 2023, of our consolidated cost of goods sold recorded, USS represented $5,828,618 (96%) as compared to $1,720,520 (54%) in 2022, an increase, period over period, related to USS of $6,141,851 or 274%.

Overhead included in Cost of Goods Sold

In 2023, overhead included in cost of goods sold for USS was $5,364,447 as compared to $1,583,817 in 2022.

Three Months Ended September 30, 2024 and 2023

Revenues

Our consolidated revenues decreased from $2,382,896 in 2023 to $989,486 in 2024.   The total decrease was $1,393,410 or 58%.

In 2024, of our consolidated revenues recorded, USS represented $989,486 (100%) as compared to $1,982,896 (83%) in 2023, a decrease, period over period, related to USS of $993,410 or 50%

Cost of Goods Sold

Our consolidated cost of goods sold decreased from $1,043,945 in 2023 to $975,139 in 2024.  The total decrease was $68,806 or 7%.

In 2024, of our consolidated cost of goods sold recorded, USS represented $975,139 (100%) as compared to $1,043,945 (100%) in 2023, a decrease, period over period, related to USS of $68,806 or 7%.

Overhead included in Cost of Goods Sold

In 2024, overhead included in cost of goods sold for USS was $911,011 as compared to $942,448 in 2023.

We confirm that we will revise our discussions of results of operations to provide a similar level of detail in future filings, including amendments to Forms S-1,        10-K and 10-Q.

2.We note your response to prior comment 2. Please confirm that you will quantify each material factor that is attributable to the fluctuations in your general and administrative expenses in your future discussions of results of operations, including amendments to Forms S-1, 10-K, and 10-Q.

9.Loans, current and non-current, page F-18

Response:  We confirm that we will quantify each material factor that is attributable to the fluctuations in general and administrative expenses in future discussions of results of operations, including amendments to Forms S-1, 10-K and 10-Q.

3.We have reviewed your responses to prior comments 11 and 19 noting the responses appear to be inconsistent with the actual disclosure here and on page 26 of the September 30, 2024 Form 10-Q. Per the disclosure here, the $398,533 outstanding balance at December 31, 2023 relates to a $466,000 loan received from NewTek entered into in December 2020. The $398,533 outstanding loan balance disclosed on page 26 in the September 30, 2024 Form 10-Q is disclosed as a factoring agreement with Bayview that was entered into in April 2023. It appears these are two different loans with different origination dates, interest rates, and payment terms. It does not appear to be the same loan that was incorrectly labeled with the wrong name. Please clarify or revise.

Form 10-Q for the Nine Months Ended September 30, 2024 Condensed Consolidated Statement of Operations (Unaudited), page 6.

Response: To clarify, the Company executed a loan in 2020 with Newtek.  In 2023, the NewTek loan was paid off in full through a refinancing in connection with obtaining the Bayview loan.

4.We have reviewed your response to prior comment 16. Please provide us with a detailed discussion of the circumstances that resulted in the $1,091,374 payroll tax overpayment without your detection, including the duration over which the overpayment was accumulated, the amount of underlying payroll expense, and the amount of the actual payroll taxes. In addition, clarify your statement that your payroll provider inadvertently debited your account for the taxes as it is unclear whether the payroll taxes were not correctly calculated, or your payroll provider was making payments above the calculated amounts. Lastly, provide us with your analysis of whether this overpayment was an error under ASC 250.

Notes to Unaudited Condensed Consolidated Financial Statements Note 4 - Intangible Assets, page 22

Response:

Background

We have spoken with an IRS agent who provided verbal clarification of our situation; however, they were unable to provide written confirmation due to policy, we have requested the supporting ledger via mail but have not received anything.  The IRS also confirmed that no payroll taxes are due or delinquent for any past or current periods.  The overpayments primarily related to the 4th quarter of 2022 as well as our 2023 quarterly payroll tax filings. Since there were no outstanding payroll tax liabilities to which these overpayments could be applied, we received refunds from the IRS.  We did not know of these refunds until they were sent to us.

At the end of 2022, the Company transitioned to a new payroll service provider. During this transition, either a former employee or the new payroll provider inadvertently adjusted our payroll tax withholdings, leading to excess payments. We have been unable to determine the exact source of the change. Due to our material weekly payroll volume, the excess withholdings accumulated over multiple pay cycles before being detected.

During this period, the Company's total payroll tax expense was $5,403,346, and the actual related payroll taxes totaled $691,982.  However, included in the payroll tax expense represented the balance of the overpayments.

Assessment Under ASC 250 – Accounting Changes and Error Corrections

Pursuant to ASC 250, Accounting Changes and Error Corrections, the Company has assessed whether this situation constitutes an accounting error requiring restatement or an operational oversight that should be corrected prospectively.

1.Definition of an Error (ASC 250-10-20)

oASC 250 defines an error as a mathematical mistake, a misapplication of GAAP, or an oversight/misuse of facts at the time of reporting.

oThe payroll tax overpayment was not a misapplication of GAAP, nor was it the result of an accounting misstatement. Instead, it was caused by an administrative adjustment in withholding settings, leading to excess payments.

oThe Company properly recorded payroll tax expenses as incurred, meaning no financial misstatement occurred in prior periods.

2.Impact on Financial Statements

oThe overpayment did not result in misclassification or understatement/overstatement of net income.

oThe refunds received offset the prior overpayment, ensuring that no long-term financial impact remains.

oNo material changes in financial position, liquidity, or operating results occurred as a result of this overpayment.

3.Materiality Considerations (SAB Topic 1.M & 1.N)

oThe payroll tax overpayment does not materially impact the Company’s financial trends, liquidity position, or key performance metrics.

oThe total overpayment amount relative to revenue, net income, and total payroll obligations was not material enough to mislead investors or require restatement.

oThe Company's historical financial performance (i.e., consistent net losses) further supports that this correction does not alter users' reliance on financial statements.

4.Corrective Action and Disclosure

oThe Company has implemented enhanced internal controls to monitor payroll tax withholdings and prevent similar issues in the future.  This includes a better monitoring environment for our payroll withholdings.

oNo financial statement restatement is required, as this issue does not meet the definition of an accounting error under ASC 250.

Conclusion

Based on the above analysis, the Company concludes that this payroll tax overpayment does not constitute an accounting error requiring financial restatement under ASC 250. Instead, it represents an operational oversight that has been appropriately corrected on a prospective basis.

5.We have reviewed your response to prior comment 18 noting you determined the error of not recording amortization expense related to intangible assets for the quarter ended September 30, 2024 was quantitatively material, but not qualitatively material, therefore revising your financial statements for this error would not be meaningful.  Please provide us with your analysis regarding how you determined the materiality in the current period and all previous periods as it appears that amortization expense related to intangible assets was also not recorded for the quarters ended March 31, 2024 and June 30, 2024. Please refer to SAB Topics 1.M. and 1.N. when preparing your response.

Response: During 2024, amortization expense was inadvertently not recorded for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024. Our current analysis regarding materiality was based on both a quantitative and qualitative analysis.  While we deemed the adjustments quantitatively material, here is our analysis on a qualitative basis for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, which are more of a determining factor as to why a restatement is not required.

Qualitative Materiality Analysis (SAB Topic 1.M & 1.N Considerations)

While the omission of amortization expense appears quantitatively material in isolation, a comprehensive qualitative analysis under SAB Topics 1.M and 1.N strongly supports the conclusion that a restatement is neither necessary nor meaningful. The omission does not impact investor decision-making, financial statement integrity, or compliance considerations in a way that would justify a restatement.

Specifically:

1. Investor Reliance & Financial Statement Misleadingness

•The company has a consistent history of net losses, and as a result, investors do not rely on profitability metrics such as net income when evaluating performance.

•The omission does not affect cash flow, liquidity, or any operating performance trends—the core focus areas for investors and analysts.

•Given the company has never reported material income in various recent periods, the impact of this non-cash amortization expense on profitability trends is negligible and does not mislead investors.

•Restating the financials would not provide any additional meaningful information to investors, as it does not change the company's financial trajectory or operational performance.

•The Company is very thinly traded, supporting the notion that earnings are not viewed by investors as a key metric.

2. Earnings Trends & Materiality Relative to Financial Statements

•The unrecorded amortization expense does not impact key performance metrics such as gross profit, operating income, or adjusted EBITDA, which are the primary measures used by investors and analysts.

•The overall financial position and direction of the company remain unchanged—whether the expense was recorded or not, the company continues to report losses, and the magnitude of those losses is consistent with historical trends.

•Because amortization is a non-cash expense, it does not affect the company’s ability to generate cash, meet obligations, or maintain operations.

3. Compliance with Regulatory & Market Expectations

•No fraud, regulatory violations, or cash misstatements are associated with this omission. The issue is strictly an accounting presentation matter rather than a financial integrity concern.

•The omission does not misrepresent the company’s financial position, liquidity, or compliance with any financial covenants in lending or contractual agreements.

•Restating financial statements for a non-cash, non-operational issue would create unnecessary confusion and disproportionate concern among stakeholders, without any meaningful benefit.

4. Aggregation of Prior Period Misstatements (SAB Topic 1.N Considerations)

•SAB Topic 1.N requires evaluating whether cumulative misstatements alter prior period conclusions—in this case, the omission does not change any prior assessments of financial condition, results of operations, or cash flow trends, since the Company recorded amortization in all prior periods.

•The historical trend of net losses mitigates the significance of this non-cash adjustment, as the company has traditionally operated at a loss, making the expense’s impact on financial results immaterial in a practical sense.

•There is no cumulative material misstatement affecting decision-making, as the company’s financial trajectory remains fully intact and transparent.

Conclusion & Planned Corrections

Based on these qualitative factors, we conclude that a restatement is not meaningful or relevant given the company’s historical losses and lack of reliance on net income-based performance measures. Instead, we will correct this omission through prospective adjustments in future filings, ensuring accurate amortization expense recognition going forward.

We confirm that all future filings, including Forms S-1, 10-K, and 10-Q, will correctly reflect amortization expense related to intangible assets.

Kind regards,

Kip Eardley, president

James Maritime Holdings, Inc.

(702)237-6834

keardley@gmail.com